CATHAY PACIFIC

RECEIVED

2008 OCT 14 A 11:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

30th September 2008

[redacted]

08005362

SUPPL

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 29th September 2008.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

PROCESSED
OCT 16 2008
THOMSON REUTERS

WC/wc
Encl.

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Kammy Yuen / Ms. Anna Jia, Vice President, The Bank of New York, H.K. (w/e, by hand)

10/14

P:\WC\CPA6-5\Letter\CPA6-5-General Correspondence.doc

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CATHAY PACIFIC AIRWAYS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Announcement

Continuing Connected Transactions with Teleservices

Reference is made to the Company's announcements dated 31st May 2005, 21st April 2008 and 25th July 2008 in connection with the 2005 Services Agreement between CPLP and Teleservices dated 31st May 2005. The 2005 Services Agreement will expire on 30th September 2008.

CPLP and Teleservices have entered into the New Services Agreement on 29th September 2008 for a term of 36 months from 1st October 2008 expiring on 30th September 2011 for Teleservices to continue to provide the Services to CPLP. As Teleservices is a connected person of the Company, the Transactions contemplated under the New Services Agreement constitute continuing connected transactions for the Company under Rule 14A.14 of the Listing Rules and are subject to the reporting and announcement requirements under Rule 14A.35.

New Services Agreement dated 29th September 2008

Parties: (1) CPLP
(2) Teleservices

Particulars

Pursuant to the New Services Agreement, Teleservices will continue to provide the Services to CPLP upon expiry of the 2005 Services Agreement on 30th September 2008. The Services comprise the provision of a service centre and handling of customer calls and related administration for the Company's frequent flyer and customer loyalty programmes.

The terms of the New Services Agreement, including the charges for the Services determined by reference to the respective service types, volumes and performance standards required, have been arrived at after negotiations at an arm's length on normal commercial terms. Payment shall be made in cash by CPLP within 45 days from the date of receipt of Teleservices' invoice.

The New Services Agreement is for a term of 36 months from 1st October 2008

expiring on 30th September 2011. Either party may terminate the New Services Agreement by giving six months' prior notice. In the event of termination of the New Services Agreement, all the rights and obligations of the parties shall forthwith cease, but any rights, liabilities or remedies arising prior to such termination shall not be affected.

The annual caps

The annual caps for the Transactions have been determined by reference to the actual amounts of the Services in the three years ended 31st December 2007 set out below. In addition, a cushion of approximately 30% has been added to provide flexibility for possible changes in the level of Services associated with the growth of the Company's aircraft fleet (with 36 passenger aircraft under firm orders from 2008 to 2012) and passenger numbers (which recorded a 4.3% growth in 2007).

The Directors estimate that the amounts payable for the Services for the three years ending 31st December 2011 will not exceed the annual caps set out below.

	2005	2006	2007
(HK$ million)	Actual	Actual	Actual
Services	36	64	75

	2008	2009	2010	2011
(HK$ million)	Cap	Cap	Cap	Cap
Services	115	135	160	160

Reasons for, and benefits of, the Transactions

Teleservices has the necessary expertise and efficiency to provide the Services and the New Services Agreement enables CPLP to administer in a cost effective manner the Company's frequent flyer and customer loyalty programmes which are beneficial to the Company's business.

Connection between the parties

As the holding company of Teleservices is a substantial shareholder of a subsidiary of the Company, Teleservices is a connected person of the Company.

Compliance with Listing Rules

As the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the annual caps of the Transactions will, on an annual basis, be more than 0.1% but less than 2.5%, the Transactions constitute continuing connected transactions for Cathay Pacific and are subject to the announcement and reporting requirements under Rule 14A.35 of the Listing Rules.

The Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules if the annual caps are exceeded, when the New Services Agreement is renewed after 31st December 2010 or when there is a material change to its terms.

Opinion of the Directors

The Directors, including the independent non-executive Directors, consider that the terms of the New Services Agreement are fair and reasonable and in the interests of the Company and its shareholders as a whole and have been negotiated on an arm's length basis in the usual and ordinary course of business, on normal commercial terms and on terms no more favourable to Teleservices than those which the Company would offer to parties which are not connected persons (as defined under the Listing Rules) of the Company.

Directors

As at the date of this announcement, the Directors of the Company are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, John Slosar, Augustus Tang and Tony Tyler;
Non-Executive Directors: Philip Chen, Martin Cubbon, Henry Fan, James Hughes-Hallett, Kong Dong, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

Definitions

"2005 Services Agreement"	The services agreement dated 31st May 2005 between CPLP and Teleservices.
"Cathay Pacific" or "Company"	Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services.
"CPLP"	Cathay Pacific Loyalty Programmes Limited, a wholly owned subsidiary of Cathay Pacific, the principal activity of which is to manage frequent flyer and customer loyalty programmes for Cathay Pacific.
"Directors"	The directors of the Company.
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
"New Services Agreement"	The services agreement dated 29th September 2008 between CPLP and Teleservices.
"Services"	The services provided by Teleservices to CPLP under the 2005 Services Agreement and the New Services Agreement.
"Teleservices"	PCCW Teleservices (Hong Kong) Limited, which is an indirect wholly owned subsidiary of PCCW Limited, and the principal activity of which is the provision of customer relationship management and customer contact management

solutions and services.

"Transactions"	The continuing connected transactions contemplated in the 2005 Services Agreement and the New Services Agreement.

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary
Hong Kong, 29th September 2008

END